UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: February 14, 2005                        By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

EnerNorth Industries Inc.

Management's Discussion And Analysis
of Financial Condition and Operating Results
For the Six and Three Month Period Ended
December 31, 2004

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
Telephone: 416 861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Unaudited Consolidated Financial Statements for the six month period ending December 31, 2004 and notes thereto and the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003 and 2002 and notes thereto. The information contained in this Management Discussion and Analysis is dated February 10, 2004. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company’s primary activities are exploration, development and production of oil and gas properties. The unaudited consolidated financial results for the six month periods ending December 31, 2004 and 2003 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), the accounts of M&M Offshore Limited ("MMO"), M&M’s wholly owned subsidiary, the accounts of Liannu LLP ("Liannu") through a 49% combined partnership interest owned by M&M and the accounts of 10915 Newfoundland Limited and 11123 Newfoundland Limited, both wholly owned subsidiaries of M&M. Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999. For the purpose of financial presentation the operations of M&M and its subsidiaries have been accounted for as discontinued operations (See "Discontinued Operations" below).

The Company’s unaudited consolidated financial statements also consolidate the Company's proportionate share of a number of entities’ assets, liabilities, revenues and expenses through joint venture accounting. MMO holds a 50% equity interest in Magna Services Inc. ("Magna") and a 20.83% equity interest in Newfoundland Service Alliance Inc. ("NSA"). Liannu holds a 50% interest in the Liannu - Mista Shipu teaming arrangement. M&M owns a 50% equity interest in North Eastern Constructors Limited ("NECL"). In January 2005, M&M formally withdrew from the NECL joint venture.

The Company’s accounts include an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company also holds a 97% interest in Euro India Power Canara Private Limited ("EIPCL") that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company at June 30, 2004 and the unaudited consolidated financial statements for the six month period ending December 31, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta and Ontario, Canada. The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices, cost to find, develop, produce and delivered crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

GLOSSARY OF ABBREVIATIONS

Bbls            barrels
Bbl/d            barrels per day
Boe            barrels of oil equivalent (6 thousand cubic feet of gas is equivalent to one barrel of oil)
Boe/d            barrels of oil equivalent per day
Mcf            1,000 cubic feet of natural gas
Mcf/d            1,000 cubic feet of natural gas per day
NGL’s            Natural Gas Liquids
NGL’s/d            Natural Gas Liquids per day

TO CONVERT
From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters	Bbls	6.289

OVERALL PERFORMANCE

The Company’s overall performance for the six month ended December 31, 2004 can be highlighted by an increase of 62% in total average production volume to 70 boe/d compared to 43 boe/d for the six month period in 2003. As a result, net revenues increased by 51% to $390,165 for the six month period ending December 31, 2004 versus $257,906 for the six month period ending December 31, 2003. The net back from oil and gas activities increased 22% to $123,671 for the six month period ending December 31, 2004 versus $101,691 for the six month period ending December 31, 2003.
RESULTS OF OPERATIONS

Net loss from continuing operations decreased 72% to $684,644 for the six month period ending December 31, 2004 versus a net loss from continuing operations of $2,437,856 for the six month period ending December 31, 2003. Net loss from continuing operations for the six month period ended December 31, 2004 were effected by increased legal and support costs related to litigation. This was partially offset by a reduction in the amounts owing on the Oakwell Claim due to changes in foreign exchange. Net loss from continuing operations for the six month period ended December 31, 2003 were primarily affected by an additional $1,603,000 provision related to the Oakwell Claim. (See Critical Accounting Estimates - Oakwell Claim and Valuation of the Company’s Investment in KEOPL, below).

OPERATING RESULTS

Production Volumes. For the six months ending December 31, 2004 average production volumes increased 63% to 70 boe/d compared to 43 boe/d for the same six month period in 2003. For the three months ending December 31, 2004 production volumes increased 93% to 81 boe/d compared to 42 boe/d for the same three month period in 2003.

For the six month period ending December 31, 2004 average gas production increased 73% to 320 mcf/d compared to 185 mcf/d for the same six month period in 2003. Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey Properties. For the three month period ending December 31, 2004 average gas production increased 112% to 342 mcf/d compared to 161mcf/d for the same three month period in 2003.

For the six month period ending December 31, 2004 average natural gas liquids production increased 14% to 8 bbls/d compared to 7 bbls/d for the same six month period in 2003. For the three month period ending December 31, 2004 average natural gas liquids production increased 14% to 8 bbls/d compared to 7 bbls/d for the same three month period in 2003.

For the six month period ending December 31, 2004 average oil production increased 50% to 9 bbls/d compared to 6 bbls/d for the same six month period in 2003. For the three month period ending December 31, 2004 average oil production increased 100% to 16 bbls/d compared to 8 bbls/d for the same six month period in 2003. Increased oil production was due to additions from the Company’s Farrow and Sibbald Properties, Alberta.

The following table provides a comparative summary of production sales volumes for 2004 and 2003:

	For the Six Month Period Ending			For the Three Month Period Ending
Production Volume	December 31, 2004	December 31, 2003	Percent Change	December 31, 2004	December 31, 2003	Percent Change
Natural gas (mcf per day)	320	185	73%	342	161	112%
Natural gas liquids (bbls per day)	8	7	14%	8	7	14%
Crude oil (bbls per day)	9	6	50%	16	8	100%
Total (boe per day)	70	43	63%	81	42	93%

Revenues. The Company's revenues of $482,109 for the six month period ending December 31, 2004 increased by 54% from $313,686 for the comparative six month period ending December 31, 2003. Revenues of $261,352 for the three month period ending December 31, 2004 increased by 68% compared to $155,530 for the comparable period in 2003. Revenue growth was driven by production increases, which were partially offset by decreased commodity prices. Production increases stemmed primarily from re-completed wells in Sibbald, Alberta, commencement of production from previously drilled gas wells in the Olds area of Alberta and the re-completion of an oil well in Farrow, Alberta.

Royalties increased by 65% to $91,944 for the six month period ending December 31, 2004 compared to $55,780 for the six month period ended December 31, 2003. For the three month period ending December 31, 2004 royalties increased by 48% to $41,118 compared to $29,862 for the comparable period in 2003. Increased royalties were a result of increased production volume.

The Company’s net revenues for the six month period ending December 31, 2004 increased by 51% to $390,165 compared to $257,906 for the comparative six month period ending December 31, 2003. Net revenues of $226,755 for the three month period ending December 31, 2004 increased by 80% compared to $125,668 for the comparable period in 2003.

The following table provides a comparative summary of sales revenues for 2004 and 2003:

	For the Six Month Period Ending			For the Three Month Period Ending
Revenues	December 31, 2004	December 31, 2003	Percent Change	December 31, 2004	December 31, 2003	Percent Change
Natural gas	$ 349,971	$ 228,225	53%	$ 186,001	$ 110,352	69%
Natural gas liquids	$ 57,102	$ 39,186	46%	$ 22,826	$ 20,658	10%
Crude oil	$ 75,036	$ 46,275	62%	$ 62,045	$ 24,520	153%
Total sales	$ 482,109	$ 313,686	54%	$ 270,873	$ 155,530	74%
Less: royalties	$ 91,944	$ 55,780	65%	$ 44,118	$ 29,862	48%
Net sales	$ 390,165	$ 257,906	51%	$ 226,755	$ 125,668	80%

Commodity Prices. During the six month period ending December 31, 2004, commodity prices decreased by 5% to an average of $37.54 per boe compared to $39.52 per boe for the six month period in 2003. For the three months ended December 31, 2004 average commodity prices per boe decreased by 9% to $36.77compared to $40.48 for the three month period ended December 31, 2003.

Average gas prices per mcf decreased by 12% to $5.97 during the six month period ending December 31, 2004 compared to $6.75 per mcf for the six month period ending December 31, 2003. For the three months ended December 31, 2004 average gas prices per mcf decreased by 21% to $5.98 compared to $7.53 for the three month period ended December 31, 2003.

Average natural gas liquids prices per barrel increased by 26% to $41.26 during the six month period ending December 31, 2004 compared to $32.76 per barrel for the six month period ending December 31, 2003. For the three months ended December 31, 2004 average natural gas liquids prices per barrel increased by 3% to $32.14 compared to $31.13 for the three month period ended December 31, 2003.

Average oil prices per barrel increased by 6% to $44.42 during the six month period ending December 31, 2004 compared to $41.77 per barrel for the six month period ending December 31, 2003. For the three months ended December 31, 2004 average oil prices per barrel increased by 27% to $42.19 compared to $33.30 for the three month period ended December 31, 2003.

The following tables provides a comparative summary of sale prices received for 2004 and 2003:

	For the Six Month Period Ending			For the Three Month Period Ending
Commodity Prices	December 31, 2004	December 31, 2003	Percent Change	December 31, 2004	December 31, 2003	Percent Change
Natural gas ($/mcf)	$ 5.97	$ 6.75	-12%	$ 5.98	$ 7.53	-21%
Natural gas liquids ($/bbl)	$ 41.26	$ 32.76	26%	$ 32.14	$ 31.13	3%
Crude oil ($/bbl)	$ 44.42	$ 41.77	6%	$ 42.19	$ 33.30	27%
Total ($/boe)	$ 37.54	$ 39.52	-5%	$ 36.77	$ 40.48	-9%

Operating and transportation. Operating and transportation costs were $266,494 for the six month period ending December 31, 2004, 71% higher than operating and transportation costs of $156,215 during the comparable six month period in 2003. For the three month period ended December 31, 2004 operating and transportation costs were $187,658, 183% higher compared to $66,399 during the comparable three month period in 2003. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds and Farrow, Alberta properties.

The following tables provides a summary of production expenses for 2004 and 2003:

	For the Six Month Period Ending			For the Three Month Period Ending
Production Expenses	December 31, 2004	December 31, 2003	Percent Change	December 31, 2004	December 31, 2003	Percent Change
Transportation	$ 4,842	$ 4,112	18%	$ 2,432	$ 1,930	26%
Operating	$ 261,652	$ 152,103	72%	$ 185,226	$ 64,469	187%
Total production expenses	$ 266,494	$ 156,215	71%	$ 187,658	$ 66,399	183%

The following table provides a comparative financial summary per boe for 2004 and 2003:

Summary Per Boe	December 31, 2004	December 31, 2003	Percent Change	December 31, 2004	December 31, 2003	Percent Change
Sales ($/boe)	$ 37.54	$ 39.52	-5%	$ 36.77	$ 40.48	-9%
Royalties ($/boe)	$ 7.16	$ 7.03	2%	$ 5.99	$ 7.77	-23%
Transportation cost ($/boe)	$ 0.38	$ 0.52	-27%	$ 0.33	$ 0.50	-34%
Operation cost ($/boe)	$ 20.37	$ 19.16	6%	$ 25.15	$ 16.78	50%
Total Production Cost ($/boe)	$ 20.75	$ 19.68	5%	$ 25.48	$ 17.28	47%
Netbacks ($/boe)	$ 9.63	$ 12.81	-25%	$ 5.31	$ 15.43	-66%

Administrative Expenses. Administrative expenses of $1,123,974 for the six month period ending December 31, 2004 were 82% higher than administrative expenses of $617,564 the previous year. Administrative expenses for the three month period ending December 31, 2004 were $632,738, 42% higher than $446,850 for the comparable period in 2003. The primary increase for legal fees for the six month period ending December 31, 2004 was related to increased litigation expenses of $540,204. Increased litigation expenses of approximately $364,640 during the three month period ending December 31, 2004 were partially offset by a reduction in consulting fees of $116,098 in the comparative three month period in 2003.

Depletion and Accretion. For the six month period ending December 31, 2004 depletion and accretion expense was $361,613, 53% higher compared to $236,212 for the six month period in 2003. For the three month period ending December 31, 2004 depletion and accretion expense was $218,029, 74% higher compared to $125,247 for the comparative three month period in 2003. The increased deletion and accretion was a result of higher production volumes and the addition of a new well.

Foreign Exchange. For the six months period ending December 31, 2004 the gain on foreign exchange was $503,831 compared to a foreign exchange loss of $152,824. For the three months period ending December 31, 2004 the gain on foreign exchange was $264,712 compared to a foreign exchange loss of $152,824 during the comparable period in 2003. The foreign exchange gain during fiscal 2004 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss of relating to Company’s investment in KEOPL. (See Critical Accounting Estimates - Oakwell Claim and Valuation of the Company's Investment in KEOPL, below).

Interest income. For the six months ending December 31, 2004 interest income was $164,849, 179% higher compared to $59,067 for the comparable six month period in 2003. For the three month period ending December 31, 2004 interest income was $67,207 compared to $19,301, 248%% higher compared to the three month period in 2003. The increase in interest income was related to interest payments received on the Company’s KEOPL investment.

Current and Future Income Taxes. During the six month period ended December 31, 2004 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $301,083 for the six month period ended December 31, 2003. During the current year a future tax recovery was absorbed by an increase in the valuation allowance. During the previous year the future income tax charge was fully offset by utilization of tax loss carryforwards. During fiscal 2004, the statutory tax rate for the Company was 36% versus 38% for fiscal 2003.

Net loss from continuing operations. Net loss from continuing operations decreased 72% to$684,644 for the six month period ended December 31, 2004 compared to a net loss of $2,437,856 for the six month period ending December 31, 2003. Net loss from continuing operations decreased 79% to $470,909 for the six month period ended December 31, 2004 compared to a net loss of $2,252,480 for the six month period ending December 31, 2003. Net loss from continuing operations were significantly higher in the previous year due to a $1,603,000 provision for the Oakwell Claim (See Critical Accounting Estimates - Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s discontinued operations of its Industrial & Offshore Division. Net income from discontinued operations decreased 82% to $224,988 for the six month period ended December 31, 2004 compared to $1,255,968 for the six month period ended December 31, 2003. Net loss from discontinued operations decreased 109% to $77,945 for the three month period ended December 31, 2004 compared to a net income from discontinued operations of $895,518 for the three month period ended December 31, 2003. The reduction in net income from discontinued operations was due to a significant contract performed during 2003 by NECL which did not recur during fiscal 2004.

Net loss. As a result of the above net loss decreased by 61% to $495,656 for the six month period ending December 31, 2004 from $1,181,888 for the comparable six month period ending December 31, 2003. Net loss decreased 60% to $548,854 for the three month period ending December 31, 2004 compared to $1,356,962 for the comparable three month period ending December 31, 2003.

Net loss from continuing operations per share and fully diluted net loss from continuing operations per share. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the six month period ending December 31, 2004 decreased by 72% to $0.17 per share from $0.60 per share for the same six month period 2003. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the three month period ending December 31, 2004 decreased by 79% to $0.12 per share from $0.55 per share for the same six month period 2003.

Net loss per share and fully diluted net loss per share. Net loss per share and fully diluted net loss per share for the six month period ending December 31, 2004 decreased by 61% to $0.11 per share from $0.29 per share for the same six month period 2003. Net loss per share and fully diluted net loss per share for the three month period ending December 31, 2004 decreased by 60% to $0.14 per share from $0.33 per share for the same six month period 2003.

Capital Expenditures. Capital expenditures totaled $476,705 million for the first six months of 2004 compared to $790,221 in the first six months of 2003. During the three month period ending December 31, 2004 capital expenditures were $315,960 compared to $162,246 for the comparable period in 2003. During six month period ending December 31, 2004 the Company’s primary expenditures were related to drilling and completion costs of approximately $149,980 for the Doe Property, Alberta, $218,096 in re-completion and tie-ins at Olds, Alberta, and $89,851 in re-completions in the Sibbald area of Alberta.

SUMMARY OF QUARTERLY RESULTS

	Unaudited
	Fiscal 2005		Fiscal 2004				Fiscal 2003
	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03	June 30/03	Mar. 31/03
Oil and gas revenue	261,352	220,757	327,013	181,022	155,530	158,156	145,770	227,918

Loss from continuing
operations	(470,909)	(197,968)	(67,618)	(1,340,132)	(2,252,480)	(270,423)	(6,970,162)	(420,214)
Net income (loss)	(548,854)	89,198	724,369	(1,760,423)	(1,356,962)	175,074	(7,069,541)	(871,679)

Loss from continuing
operations per share	$(0.12)	$(0.05)	$(0.02)	$(0.33)	$(0.55)	$(0.07)	$(1.72)	$(0.10)
Net income (loss) per share	$(0.14)	$0.02	$0.16	$(0.43)	$(0.33)	$0.04	$(2.09)	$(0.21)
Fully diluted net income
(loss) per share	$0.14	$0.02	$0.16	$(0.43)	$(0.33)	$0.04	$(2.09)	$(0.21)

Gross revenues from the Company’s oil and gas operations have steadily increased over the past eight quarters. Gross revenues have also been affected by changes in commodity prices (see Trend Information below). Earnings tended to recede during the winter months of both fiscal 2004, 2003 and during the fall of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments. These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2004 was $406,899 million, compared to $600,313 at June 30, 2004. During the six month period ending December 31, 2004 the Company had cash flows from operating activities of $2.0 million. The Company’s Industrial & Offshore Division repaid $1,352,042 of its bank indebtedness during the period. The Company’s Oil & Gas Division expended $476,705 on development of oil and gas properties during the six month period ended December 31, 2004. The Company has the resources to meet its present working capital requirements.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division and the Oil & Gas Division, the issuance of share capital and advances from shareholders. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL. During fiscal 2005, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division, proceeds from the sale of M&M and a further recovery in connection with an arbitration award (See "Critical Accounting Estimates - Valuation of the Company’s Investment in KEOPL" below).

CIBC Facility. The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own revolving line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand and bears interest at prime plus 2.25%. As of December 31, 2004, the principal balance outstanding under the CIBC Facility was $0.8 million, as compared to  $1.5 million as of June 30, 2004. From time to time CIBC has extended a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans extended to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guarantee is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral. As at December 31, 2004 the Company was in compliance with all of these covenants.

RoyNat Mortgage. As of December 31, 2004, M&M is indebted to RoyNat, Inc. ("RoyNat") in the amount of $0.3 million (June 30, 2004 - $0.4 million). The mortgage matures in 2008 and bears interest at Roynats cost of funds plus 3.25%. As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility. During 2003, Magna negotiated a credit facility in the amount of $1.0 million, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of a bank demand loan of $49,000 related to this facility.

NECL Credit Facility and Guarantee. During 2004, NECL obtained a credit facility in the amount of $1.0 million. The credit facility is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner both provided a guarantee of $1.0 million each. As at December 31, 2004 and 2003 the Company’s proportionate share of this credit facility was Nil.

Outlook and Prospective Capital Requirements. Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999. In addition, EnerNorth retracted preferred shares of M&M for Cdn $1,000,000 cash. At present the Company intends to apply significant cash to further develop the operations of its Oil & Gas Division.As part of the Company's oil and gas exploration and development program management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see "Critical Accounting Estimates - Oakwell Claim" below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada then there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has the following off balance sheet indemnities and guarantees as of December 31, 2004:

Multi-Party Indemnity. In February of 2004 the Company re-confirmed an agreement originally entered into in March of 2002 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue up to an aggregate of $15,000,000 in bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities. In February of 2004 the Company re-confirmed an agreement originally entered into in May of 2003 where the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the company by fiscal year to 2009:

Schedule of Contractual Obligations

	Twelve Month Period Ending June 30,
Description	2005	2006	2007	2008	2009 Onward	Total

Long term debt	$108,738	$102,858	$96,978	$91,098	$17,705	$417,377
Capital lease obligations	$169,550	$136,360	$92,816	$56,791	$19,290	$474,807
Operating leases	$89,059	$58,610	$21,239	$0	$0	$168,908
Future income taxes	$25,617	$0	$0	$0	$0	$25,617
Site restoration	$24,000	$9,000	$22,000	$4,000	$157,000	$216,000
Total	$416,964	$306,827	$233,034	$151,889	$193,994	$1,302,708

Note: Figures in the above table will not reconcile to the presentation in the audited consolidated financial statements due to the inclusion of interest expense in addition to principal payments.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2004, 2003, 2002. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16. During the 2003 fiscal year the Company adopted a new accounting policy for Asset Retirement Obligations, in accordance with the recommendation of the CICA Handbook Section 3110. The Company adopted this policy before it was required.

Critical Accounting Policies

Revenue recognition. Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, under which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners are recognized based on their proportionate equity holdings in those entities. Revenue generated through Liannu is recognized based on the consolidated total operations of the entity. A provision is then made for the percentage of net earnings that is due to the minority interest owners of the partnership.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one teaming arrangement. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. At December 31, 2004 MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 50% equity interest in NECL and M&M holds a combined 49% partnership interest in Liannu which in turn holds a 50% interest in the Mista-Shipu teaming arrangement. In January 2005, M&M formally withdrew from the NECL joint venture.

In comparison under US GAAP, the Company would instead use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. Under the US GAAP method the Company would present its net investment in the joint venture on the consolidated balance sheet and present its net share of equity income on the consolidated statement of loss and deficit.

Capital Assets. Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, written down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital lease	20%

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2004 the Company had $9.0 million of non-capital losses, Cumulative Canadian oil and gas property expenses of $6.8 million and capital losses of $10.2 million.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Critical Accounting Estimates

Oakwell Claim. On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $7,149,899) plus costs (the "Judgment") (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No.04-CV-271121 CM3). The hearing of that Application commenced December 6, 2004 and a decision has yet to be determined.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,328,460 has been made to the unaudited consolidated financial statements for the six month period ending December 31, 2004 in relation to the Judgment.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of December 31, 2004, the Company owns 11,848,200 common shares (2003 - 11,348,200) of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC, an Indian corporation, the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC transferred an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $138,000 as at December 31, 2004), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.1 million as at December 31, 2004) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL Shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL Shares to VBC. On November 30, 2004 the Company commenced legal proceedings against VBC in the High Court of Judicature of Andhra Pradesh, India (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC, net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,182 (US $62,800) and CDN$76,366 (US $63,990) respectively. During the six month period ending December 31, 2004 the company incurred a foreign exchange loss of $72,000 on the KEOPL investment.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,293,000 at December 31, 2004. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year were necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted for the noted $100,960, and the effect on the opening deficit in 2002 was considered to be immaterial by management.

In comparison, under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. On this basis, the cumulative effect of the change in accounting principle was considered to be immaterial.

Transactions with Related Parties

During the six month period ending December 31, 2003 a director of the Company was paid US$20,000 (approximately CDN $26,000) under a nine month consulting agreement for services rendered relating to the Company’s litigations.

During fiscal 2004 the Company repaid $402,419 to a shareholder and a director of the Company.

Included in accounts receivable at December 31, 2004 are advances due from officers of the Company’s subsidiary in the amount of $14,425 (June 30, 2004 - $2,815). All of the advances were re-paid in January 2005.

SUBSEQUENT EVENTS

Effective February 1, 2005, the Company divested of its interest in M&M for cash proceeds of $7,361,999. Under the terms of the Purchase and Sale Agreement, the parties agreed that M&M would have working capital of not less than Cdn $3,800,000 at closing and accordingly $250,000 is held in escrow for up to 30 days pending completion of the working capital calculation of M&M at February 1, 2005. The transaction is a purchase of 100% of the common shares and 100% of the preferred shares of M&M held by EnerNorth. Prior to closing, EnerNorth retracted preferred shares of M&M for Cdn $1,000,000 cash. EnerNorth received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

In January 2005, M&M formally withdrew from the NECL joint venture.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov).

Share Capital

(a)	Authorized and Issued:
Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued:
Common shares

	#	Consideration
Balance, as at December 31, 2004 and June 30, 2004	4,059,009	$43,339,132

(b) Common share purchase warrants outstanding consist of the following:

Exercise	Expiry
Price	Date	#
US$ 1.80	December 31, 2004	533,332
		533,332